Exhibit 99.1

5985 McLaughlin Road Mississauga, Ontario Canada L5R 1B8 Phone: 905.361.3660 Fax: 905.361-3626 www.hydrogenics.com

March 9, 2010

Consolidation of Hydrogenics Common Shares

Dear Registered Shareholder:

We are pleased to write you regarding the previously announced consolidation of all of the issued and outstanding common shares of Hydrogenics Corporation (the “Corporation”).

The Corporation filed articles of amendment pursuant to the Canada Business Corporations Act on March 8, 2010 to give effect to the consolidation as of March 12, 2010. The Corporation will issue new certificates representing post-consolidated shares in replacement of existing certificates representing pre-consolidated shares.

The consolidation is being implemented in order to comply with the Minimum Bid Price Rule of the Nasdaq Global Market. As previously announced, our Board of Directors has selected an effective date for the consolidation of March 12, 2010, and a ratio of one consolidated share for every twenty-five pre-consolidation shares. The consolidation affects all shareholders uniformly and does not affect any shareholder’s percentage interest in the Corporation, except to the extent that the consolidation would otherwise result in a shareholder owning a fractional share. Fractional shares will not be issued as a result of the consolidation. If the consolidation results in a shareholder having a fractional interest of less than a whole share, such fractional interest will be rounded down to the nearest whole number.

To receive your certificate representing post-consolidated shares, please complete the enclosed Letter of Transmittal in accordance with its instructions. Send the Letter of Transmittal together with your common share certificates to CIBC Mellon Trust Company at one of the addresses set forth in the Letter of Transmittal.

Should you have any questions concerning the above, please call CIBC Mellon Trust Company at one of the phone numbers set forth in the Letter of Transmittal.

Regards,

Daryl Wilson

President & Chief Executive Officer